Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Straight Talk About a Reverse Stock Split

As part of the Duke/Progress combination, Duke’s board of directors approved a reverse stock split. As employees and shareholders, you may have questions about how this would work.

What is a reverse stock split?

In a reverse stock split, a publicly traded company reduces the number of outstanding shares in proportion to the split ratio. Because the company will only be changing the number of outstanding shares, this should not change the company’s overall valuation.  Assuming the company's overall valuation does not change, the price per share should increase proportionally.

See the table below, which illustrates the changes for Duke shares and dividends.

A reverse stock split has no effect on a company’s operational performance. As a result, the company’s total market capitalization should not change solely because of the reverse stock split.

Why do a reverse stock split?

There are a number of reasons. For Duke, the reverse stock split is expected to bring the company’s stock price more in line with our peer companies and would reduce the number of shares outstanding.

Currently, Duke has more than 1.3 billion outstanding shares. After the Duke/Progress merger closes, if there were no reverse stock split, the company would have to issue approximately 750 million additional shares, bringing the total to more than 2 billion shares, which is a very large amount.

Doing a reverse stock split makes sense for the company so that the total number of outstanding shares is more manageable. By reducing the number of shares outstanding, the reverse stock split would also ensure that Duke will have enough shares authorized for issuance to Progress Energy shareholders in the merger.

What does the reverse stock split mean for the dividend?

It would work in much the same way as for the number of shares of stock. After a 1:2 reverse stock split, you would own half as many shares, but we expect the quarterly dividend per share would double. This assumes Duke’s board maintains the dividend at its current level and adjusts it for the reverse stock split. In that case, the monetary value of your total dividend would not change.

For example

The table below provides an illustrative example of the effect of a 1:2 reverse stock split, based on the assumptions described above.

Illustrative Example	Number of shares owned	Price per share	Quarterly dividend earned per share	Total value of your holdings
Before a reverse stock split	100	$18	24.5 cents	$1,800 value of shares $24.50 quarterly dividend
Immediately after a reverse stock split	50	$36	49 cents	$1,800 value of shares $24.50 quarterly dividend

Notes:

The reverse stock split would become effective if, and at the time, the merger is completed, at a ratio of 1:2 or 1:3, to be determined by Duke’s board of directors after consultation with Progress Energy.  The example presented in the table assumes for the reasons we have described that the reverse stock split does not change the company’s total market valuation and that Duke’s board of directors adjusts Duke’s current quarterly dividend to reflect the reverse stock split.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.